1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact: Siliconware Precision Industries Co., Ltd. No.45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Byron Chiang, Spokesperson byronc@spil.com.tw +886-3-5795678#3671

Siliconware Precision Industries Reports a 27.4% Quarter-over-Quarter growth in Revenues Resulting in Earnings per Share of NT$ 0.56 or Earnings per ADS of US$ 0.09 for Second Quarter 2013

Taichung, Taiwan, July 31, 2013—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the second quarter of 2013 were NT$ 17,602 million, which represented a 27.4% growth in revenues compared to the first quarter of 2013 and a 6.4% growth in revenues compared to the second quarter of 2012. SPIL reported a net income of NT$ 1,740 million for the second quarter of 2013, compared with a net loss of NT$ 292 million and a net income of NT$ 1,564 million for the first quarter of 2013 and the second quarter of 2012, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 0.56, and diluted earnings per ADS was US$ 0.09.

All figures were prepared in accordance with TIFRS on a consolidated basis.

Operating results review:

•

For the second quarter of 2013, net revenues from IC packaging were NT$ 15,723 million and represented 89% of total net revenues. Net revenues from testing operations were NT$ 1,879 million and represented 11% of total net revenues.

•	Cost of goods sold was NT$ 13,926 million, representing an increase of 18.0% compared to the first quarter of 2013 and an increase of 4.2% compared to the second quarter of 2012.

•

Raw materials costs were NT$ 6,509 million for the second quarter of 2013 and represented 37.0% of total net revenues, whereas raw materials costs were NT$ 5,483 million and represented 39.7% of total net revenues for the first quarter of 2013.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 96 million.

•

Gross profit was NT$ 3,676 million for the second quarter of 2013, representing a gross margin of 20.9%, which increased from a gross margin of 14.6% for the first quarter of 2013 and was up from 19.2% for the second quarter of 2012.

•

Total operating expenses for the second quarter of 2013 were NT$ 1,780 million, which included selling expenses of NT$ 227 million, administrative expenses of NT$ 590 million and R&D expenses of NT$ 963 million. Total operating expenses represented 10.1% of total net revenues for the second quarter of 2013.

•	The accrued expenses of bonuses to employees, directors and supervisors accounted for under operating expenses totaled NT$ 62 million.

•

Operating income was NT$ 1,896 million for the second quarter of 2013, representing an operating margin of 10.8%, which increased from 4.6% for the first quarter of 2013 and decreased from 11.3% for the second quarter of 2012.

•	Non-operating items:

•	Our non-operating income was NT$ 393 million, including cash dividends of NT$ 151 million from Unimicron and ChipMos Taiwan.

•

Net income before tax was NT$ 2,148 million for the second quarter of 2013, which increased from a net loss before tax of NT$ 203 million for the first quarter of 2013 and increased from a net income before tax of NT$ 1,878 million for the second quarter of 2012.

•

Income tax expense was NT$ 408 million for the second quarter of 2013, compared with income tax expense of NT$ 89 million for the first quarter of 2013 and income tax expense of NT$ 314 million for the second quarter of 2012.

•

Net income was NT$ 1,740 million for the second quarter of 2013, which increased from a net loss of NT$ 292 million for the first quarter of 2013 and increased from a net income of NT$ 1,564 million for the second quarter of 2012.

•	Total number of shares outstanding was 3,116 million shares as of June 30, 2013. Diluted earnings per ordinary share for this quarter was NT$ 0.56, or US$ 0.09 per ADS.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 16,953 million as of June 30, 2013 from NT$ 17,413 million as of Mar 31, 2013, and NT$ 18,260 million as of June 30, 2012.

•	Capital expenditures for the second quarter of 2013 totaled NT$ 4,496 million, which included NT$ 3,803 million for packaging equipment and NT$ 693 million for testing equipment.

•	Total depreciation expenses for the second quarter of 2013 totaled NT$ 2,541 million, which included NT$ 1,923 million was from packaging operations and NT$ 618 million from testing operations.

2

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 15,723 million for the second quarter of 2013, which represented an increase of NT$ 3,314 million or 26.7% compared to the first quarter of 2013.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & Flip Chip accounted for 38%, 23% and 28%, respectively, of total net revenues for the second quarter of 2013.

•

Capital expenditures for IC packaging operations totaled NT$ 3,803 million for the second quarter of 2013, which included NT$ 2,812 million for packaging and building construction and NT$ 991 million for wafer bumping operations.

•	As of June 30, 2013 we had 7,893 wirebonders installed, of which 300 were added and 212 were disposed in the second quarter of 2013.

IC testing service:

•	Net revenues from testing operations were NT$ 1,879 million for the second quarter of 2013, which represented an increase of NT$ 469 million or 33.3% compared to the first quarter of 2013.

•	Capital expenditures for testing operations totaled NT$ 693 million for the second quarter of 2013.

•	As of June 30, 2013 we had 409 testers installed, of which 8 were added and 2 was disposed in the second quarter of 2013.

3

Revenue Analysis

•	Breakdown by end applications:

By application	2Q13	1Q13
Communication	65%	55%
Computing	13%	16%
Consumer	18%	22%
Memory	4%	7%

•	Breakdown by packaging type:

By packaging type	2Q13	1Q13
Bumping & Flip Chip	28%	26%
Substrate Based	38%	38%
Leadframe Based	23%	26%
Testing	11%	10%

4

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•

possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to TIFRS on a consolidated basis. The investment gains or losses of our company for the three months ended June 30, 2013 reflect our gains or losses attributable to the second quarter of 2013 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the consolidated financial data for our company for the three months ended June 30, 2013, nor the consolidated financial data for the six months ended June 30, 2013 is necessarily indicative of the results that may be expected for any period thereafter.

5

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET

As of June 30, 2013 and 2012

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	June 30,2013			June 30,2012		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Current Assets
Cash and cash equivalent	565,115	16,953,454	16	18,259,585	20	(1,306,131)	-7
Accounts receivable	468,076	14,042,280	14	11,623,943	13	2,418,337	21
Inventories	131,096	3,932,874	4	3,806,390	4	126,484	3
Other current assets	58,604	1,758,128	2	1,616,787	2	141,341	9

Total current assets	1,222,891	36,686,736	36	35,306,705	39	1,380,031	4

Non-current Assets
Available-for-sale financial assets	217,481	6,524,426	6	5,827,602	7	696,824	12
Long-term investment under equity method	21,280	638,395	1	88,701	—	549,694	620
Property, plant and equipment	1,887,822	56,634,673	55	45,361,766	51	11,272,907	25
Intangible assets	14,100	422,994	—	577,996	—	(155,002)	-27
Other assets	69,497	2,084,909	2	2,353,393	3	(268,484)	-11

Total non-current assets	2,210,180	66,305,397	64	54,209,458	61	12,095,939	22

Total Assets	3,433,071	102,992,133	100	89,516,163	100	13,475,970	15

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Short-term loans	85,000	2,550,000	3	2,091,600	2	458,400	22
Accounts payable	243,045	7,291,344	7	6,718,910	8	572,434	9
Current portion of long-term debt	105,472	3,164,171	3	1,580,503	2	1,583,668	100
Other current liability	599,946	17,998,371	17	13,159,235	14	4,839,136	37
Non-current Liabilities
Long-term loans	416,273	12,488,184	12	7,894,719	9	4,593,465	58
Other liabilities	39,056	1,171,679	1	1,235,996	1	(64,317)	-5

Total Liabilities	1,488,792	44,663,749	43	32,680,963	36	11,982,786	37

Stockholders’ Equity
Capital stock	1,038,787	31,163,611	30	31,163,611	35	—	—
Capital reserve	525,874	15,776,214	15	16,452,635	18	(676,421)	-4
Legal reserve	273,593	8,207,777	8	7,645,816	9	561,961	7
Special reserve	8,153	244,604	—	—	—	24,404
Retained earnings	48,052	1,441,573	2	1,899,818	2	(458,245)	-24
Other equity	49,820	1,494,605	2	637,508	1	857,097	134
Treasury stock	—	—	—	(964,188)	-1	964,188	-100

Total Equity	1,944,279	58,328,384	57	56,835,200	64	1,493,184	3

Total Liabilities & Shareholders’ Equity	3,433,071	102,992,133	100	89,516,163	100	13,475,970	15

Forex ( NT$ per US$ )		30.00		29.88

(1)	All figures are under TIFRS.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on June 30							Sequential Comparison
	2Q2013				2Q 2012		YOY	2Q 2013	1Q 2013		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	589,668		17,601,598	100.0		16,545,486	6.4	17,601,598		13,819,210	27.4
Cost of Goods Sold	(466,509)		(13,925,296)	-79.1		(13,367,923)	4.2	(13,925,296)		(11,802,344)	18.0

Gross Profit	123,159		3,676,302	20.9		3,177,563	15.7	3,676,302		2,016,866	82.3

Operating Expenses
Selling Expenses	(7,601)		(226,889)	-1.3		(208,754)	8.7	(226,889)		(178,566)	27.1
Administrative Expenses	(19,779)		(590,417)	-3.4		(472,308)	25.0	(590,417)		(505,772)	16.7
Research and Development Expenses	(32,255)		(962,811)	-5.5		(618,752)	55.6	(962,811)		(695,429)	38.4

	(59,635)		(1,780,117)	-10.1		(1,299,814)	37.0	(1,780,117)		(1,379,767)	29.0

Operating Income	63,524		1,896,185	10.8		1,877,749	1.0	1,896,185		637,099	197.6

Non-operating Income	13,157		392,744	2.2		244,870	60.4	392,744		173,603	126.2
Non-operating Expenses	(4,736)		(141,358)	-0.8		(244,332)	-42.1	(141,358)		(1,013,317)	-86.0

Income from Continuing Operations before Income Tax	71,945		2,147,571	12.2		1,878,287	14.3	2,147,571		(202,615)	-1159.9
Income Tax Credit (Expenses)	(13,647)		(407,368)	-2.3		(313,860)	29.8	(407,368)		(89,242)	356.5

Net Income	58,298		1,740,203	9.9		1,564,427	11.2	1,740,203		(291,857)	-696.3

Other comprehensive income
Exchange difference for translating the financial statements of foreign operation	5,112		152,597			46,401				216,418
Unrealized valuation profit and loss of available-for-sale financial assets	23,198		692,469			(1,025,363)				437,506
Tax effect of other comprehensive income items	(2,515)		(75,067)			107,455				(28,082)

Total other comprehensive income	25,796		769,999			(871,507)				625,842

Total comprehensive income	84,094		2,510,202			692,920				333,985

Earnings Per Ordinary Share- Diluted		NT$	0.56		NT$	0.51			(NT$	0.09)

Earnings Per ADS- Diluted		US$	0.09		US$	0.09			(US$	0.02)

Weighted Average Outstanding Shares - Diluted (’k)			3,085,498			3,086,993				3,078,319

Forex ( NT$ per US$ )			29.85			29.62				29.48

(1)	All figures are under TIFRS.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

For the Six Months Ended on June 30, 2013 and 2012

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months ended on June 30, 2013 and 2012
	2013				2012		YOY
	USD	NTD		%	NTD		Change %
Net Sales	1,058,434		31,420,808	100.0		31,663,168	-0.8
Cost of Goods Sold	(866,860)		(25,727,640)	-81.9		(26,267,775)	-2.1

Gross Profit	191,574		5,693,168	18.1		5,395,393	5.5

Operating Expenses
Selling expenses	(13,658)		(405,455)	-1.3		(384,285)	5.5
Administrative expenses	(36,936)		(1,096,189)	-3.5		(931,829)	17.6
Research and development expenses	(55,845)		(1,658,240)	-5.3		(1,175,697)	41.0

	(106,439)		(3,159,884)	-10.1		(2,491,811)	26.8

Operating Income	85,135		2,533,284	8.1		2,903,582	-12.8

Non-operating Income	19,046		566,347	1.8		393,023	44.1
Non-operating Expenses	(39,109)		(1,154,675)	-3.7		(338,436)	241.2

Income Before Income Tax	65,072		1,944,956	6.2		2,958,169	-34.3
Income Tax Credit (Expenses)	(16,674)		(496,610)	-1.6		(502,274)	-1.1

Net Income	48,398		1,448,346	4.6		2,455,895	-41.0

Other comprehensive income
Exchange difference for translating the financial statements of foreign operation	12,453		369,015			(95,599)
Unrealized valuation profit and loss of available-for-sale financial assets	38,039		1,129,975			510,457
Tax effect of other comprehensive income items	(3,467)		(103,149)			(83,005)

Total other comprehensive income	47,025		1,395,841			331,853

Total comprehensive income	95,423		2,844,187			2,787,748

Earnings Per Ordinary Share - Diluted		NT$	0.47			0.80

Earnings Per ADS - Diluted		US$	0.08		US$	0.13

Weighted Average Outstanding Shares - Diluted (’k)			3,084,043			3,086,993

Forex ( NT$ per US$)			29.69			29.65

(1)	All figures are under TIFRS.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For 6 Months Ended on June 30, 2013 and 2012

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months, 2013		6 months, 2012
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income before tax	64,832	1,944,956	2,958,169
Depreciation	168,009	5,040,260	4,659,646
Amortization	9,857	295,705	282,761
Change in working capital & others	22,650	679,502	(1,581,189)

Net cash flows provided from operating activities	265,347	7,960,423	6,319,387

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(250,421)	(7,512,618)	(4,257,642)
Proceeds from disposal of equipments	715	21,458	43,135
Payment for deferred charges/other changes	(15,965)	(478,945)	(267,593)

Net cash used in investing activities	(265,670)	(7,970,105)	(4,482,100)

Cash Flows from Financing Activities:
Proceeds from loan	5,597	167,917	589,975
Proceeds from employee’s purchase of treasury stocks/other charges	32,049	961,472	(88,524)

Net cash provided from financing activities	37,646	1,129,389	501,451

Foreign currency exchange effect	(625)	(18,745)	(18,253)

Net increase (decrease) in cash and cash equivalents	36,699	1,100,962	2,320,485

Cash and cash equivalents at beginning of period	528,416	15,852,492	15,939,100

Cash and cash equivalents at end of period	565,115	16,953,454	18,259,585

Forex ( NT$ per US$ )		30.00	29.88

(1)	All figures are under TIFRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: July 31, 2013	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer